SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Table of Contents

Press Release of June 23, 2008 – Announcement of resolutions of the Annual General Meeting of shareholders.

Press Release of June 23, 2008 – Announcement of constitution of new board of directors.

Press Release of June 25, 2008 – Announcement of publication of prospectus relating to the 2,000,000 Euro Medium Term Note Programme.

Press Release of July 18, 2008 – Announcement of the sale of fractional shares resulting from the bonus share issuance of November 2007.

Press Release of July 25, 2008 – Announcement of the sale of 463 fractional shares resulting from the bonus share issuance of November 2007.

Press Release of July 29, 2008 – Announcement of discussions regarding the possible acquisition of Socib S.p.A., the second largest Coca-Cola bottler in Italy.

Coca-Cola Hellenic Bottling Company S.A.

announces resolutions of the Annual General Meeting

of shareholders held on Monday 23 June 2008

Athens, Greece – 23 June 2008 - The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) took place on 23 June 2008. 386 shareholders representing 292.310.245 shares, out of a total number of 365.373.700, i.e. 80% of the Company’s share capital were present or represented and voted at the Meeting.

The following matters on the Agenda were discussed and the following decisions were made:

1.               The Management Report by the Board of Directors and of the Audit Certificate by the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2007 were submitted.

2.               The Company’s annual Financial Statements for the fiscal year which ended on 31.12.2007 and of the consolidated Financial Statements were submitted and approved.

3.               The members of the Board of Directors and the Auditors of the Company were released from any liability for their activity during the fiscal year ended on 31.12.2007.

4.               The remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2007 was approved and their remuneration for the fiscal year 2008 was pre-approved.

5.               PricewaterhouseCoopers were elected as Statutory Auditors for the fiscal year 2008 and the Board of Directors was authorised to determine their fees.

6.               The distribution of a dividend of EUR 0.25 per share was approved. Holders of shares at the closing of the Athens Exchange on Tuesday 24 June 2008 will be entitled to receive the dividend. As of Wednesday 25 June 2008, the Company’s share will trade ex-dividend. The distribution of dividend will commence on Thursday 3 July 2008.

7.               The appointment of new members of the Board (substituting members that have resigned) was ratified. The new Board of Directors consists of the following persons:

Doros Constantinou

George A. David

Anastassis G. David

Anastasios P. Leventis

Charalambos K. Leventis

Alexander B. Cummings

Irial Finan

Kent Atkinson	independent non-executive director

Antonio D’ Amato	independent non-executive director

Sir Michael Llewellyn-Smith	independent non-executive director

Nigel Macdonald	independent non-executive director

Samir Toubassy	independent non-executive director

8.               Article 1, paragraph 2 of the Company’s Articles of Association regarding the Company’s distinctive title for use in its foreign activities was amended.

9.               The conversion of the Company’s shares from bearer to registered shares and the amendment of article 4, paragraph 2 of the Company’s Articles of Association was approved.

10.         The provisions relating to the issuance of bonds by the Company in articles 11, 15 and 19 of the Company’s Articles of Association regarding the powers of the Board of Directors and of the General Meeting, as well as the special quorum of the General Meeting, were amended.

11.         Article 20, paragraph 3 of the Company’s Articles of Association regarding the special majority of the General Meeting was amended.

12.         The Company’s Articles of Association were amended in order to adjust to the provisions of Law 3604/2007, which revised Codified Law 2190/1920: Specifically, the following were approved: amendment of articles 3, 7, 9, 10, 12, 13, 14, 17, 19, 22, 23, 24, 25, 26, 28, 29, supplement, abolition and re-numbering of provisions and articles, as well as the codification of the Company’s Articles of Association.

13.         Stock option plans of the Company in accordance with article 13, paragraph 13 of Codified Law 2190/1920 were amended.

INQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com
European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

Notification of constitution of the Company’s new Board of Directors

Athens – 23 June 2008 - Coca-Cola Hellenic Bottling Company S.A., announces that the at today’s Annual General Meeting the Company’s shareholders elected a new Board of Directors for a three year term expiring, at the latest, on the date of the Company’s Annual General Meeting for 2011.  Further to elections held during the first meeting of the Board of Directors after its election, the Board comprises of the following directors:

1.                   GEORGE DAVID of ALCIBIADES, Chairman, Non-Executive Director

2.                   ANASTASIOS – PAVLOS LEVENTIS of CHRISTODOULOS, Vice-Chairman, Non-Executive Director

3.                   DOROS CONSTANTINOU of YANGOS, Managing Director, Executive Director

4.                   ANASTASIOS DAVID of GEORGE, Non-Executive Director

5.                   HARALAMBOS – KRITON LEVENTIS of CHRISTODOULOS, Non-Executive Director

6.                   ALEXANDER BENEDICT CUMMINGS of LATE A.B., Non-Executive Director

7.                   IRIAL FINAN of PETER, Non-Executive Director

8.                   MICHAEL LLEWELLYN SMITH of JOHN CLARE, Independent Non-Executive Director

 9.                NIGEL MACDONALD of TREVOR WILLIAM, Independent Non-Executive Director

10.             SAMIR ISSA TOUBASSY of ISSA, Independent Non-Executive Director

11.             ANTONIO D’ AMATO of SALVATORE, Independent Non-Executive Director

12.             MICHAEL KENT ATKINSON of CARL KENT, Independent Non-Executive Director

INQUIRIES

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com
European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 email: jim.olecki@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces the Publication of Prospectus relating to the EUR 2,000,000,000

Euro Medium Term Note Programme

Athens, Greece – 25 June 2008 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 18 June 2008 relating to the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. as issuers and Coca-Cola HBC Finance plc, Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. as guarantors.

The Base Prospectus approval relates to the ordinary course annual update of the €2,000,000,000 Euro Medium Term Note Programme and not to any issuance of notes thereunder. There are also no notes currently outstanding under such Programme.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5263X_1-2008-6-25.pdf

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

INQUIRIES

Coca-Cola Hellenic Corporate Treasury Department Chris Nolan	Tel: +30 210 618 3114 e-mail: chris.nolan@cchellenic.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces the sale of fractional shares resulting

from the bonus share issuance of November 2007

Athens, Greece – 18 July 2008 - Coca-Cola Hellenic Bottling Company S.A. (“the Company”) announces that, according to Decision Nr 271/2008 of the General Director of the Greek Capital Markets Committee (“the Decision”), Eurobank EFG Securities was appointed as the member of the Athens Stock Exchange (“ASE”) that will sell the 463 fractional shares, which were created by the share capital increase approved at the Extraordinary General Meeting of the Company of 15 October 2007. According to the Decision, the sale of the fractional shares will take place on Monday, 21 July 2008, according to the procedure provided in article 99 of the Regulation of the ASE. The opening price for the sale of the shares can not be lower than two percent (2%) compared to the closing price of the previous trading date. The proceeds from the sale will be deposited with the Greek Loans and Deposits Fund, from where the shareholders can collect the amount of the proceeds they are entitled to. The results of the sale and the procedure (including the necessary documentation) required for the collection by the beneficiaries of their portion of the proceeds from the Greek Loans and Deposits Fund will be made known by a new announcement of the Company.

INQUIRIES

Company contacts: Coca-Cola Hellenic George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com
European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces the results of the sale of 463 fractional shares resulting from the bonus share issuance of November 2007

Athens, Greece – 25 July 2008 - Coca-Cola Hellenic Bottling Company S.A. (“the Company”) announces the sale of 463 fractional shares, which were created by the share capital increase approved at the Extraordinary General Meeting of the Company of 15 October 2007.

The net proceeds of the sale, after subtracting costs and taxes, are 7.345,81 Euro and will be deposited with the Greek Loans and Deposits Fund in favor of the beneficiaries within 7 business days following the date of completion of the sale (i.e. 24 July 2008), according to Decision Nr 271/2008 of the General Director of the Greek Capital Markets Committee.

The beneficiaries, in order to collect the amount of the proceeds they are entitled to, are kindly requested to submit to the Greek Loans and Deposits Fund: (a) the documentation provided by ministerial decision Nr. 2/36842/0094 (Government Gazette B’ 1794/7.9.2007), which has been posted (in Greek) on the website of the Company (www.cchellenic.com) and (b) the certificate of entitlement to fractional shares of the Company. The beneficiaries can contact the Greek Loans and Deposits Fund at  30-210-3694110, 30-210-3694112, 30-210-3694113. For any further information, the beneficiaries can contact the Shareholders Department of the Company at 30-210-6183208, 30-210-6183106.

INQUIRIES

Company contacts: Coca-Cola Hellenic George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com
European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

confirms that it is in discussions regarding the possible acquisition of
Socib S.p.A., the second largest franchise Coca-Cola bottler in Italy

Maroussi, Greece 29 July 2008 – Following recent media reports, Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) confirms that it is in discussions regarding the possible acquisition of Socib S.p.A., the second largest Coca-Cola franchise bottler in Italy.  Coca-Cola Hellenic will provide further information about the potential transaction at the appropriate time.

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 550 million people. Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic’s website is located at www.coca-colahellenic.com.

About Socib S.p.A.

Socib was founded in Reggio Calabria in 1962 as a Coca-Cola franchise bottler in southern Italy. In 1974, the Capua family acquired the company and in the 1990’s extended its franchise coverage further in mainland southern Italy as well as Sardinia.  Today, Socib covers a territory comprising five regions (Campania, Puglia, Basilicata, Calabria and Sardinia).  Socib is headquartered in Marcianise (near Naples) and operates four plants comprising eleven production lines.

INQUIRIES Company contacts: Coca-Cola Hellenic
George Toulantas Deputy Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US David Roady	Tel: +1 212 850 5600 email: david.roady@fd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: July 31, 2008